TORA TRADING SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Net Capital --	
Total member's equity	$ 1,123,789
Less: Nonallowable assets:	
Due from member	269,657
Prepaid expenses and other assets	38,359
Property and equipment (net)	40,230
Total nonallowable assets	348,246
Net Capital Before Haircut	775,543
Less: Haircut on securities	-
Net capital	775,543
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $304,908 or $250,000 whichever is greater	250,000
Excess Net Capital	$ 525,543

There were no material differences between the above computation and the computation included in the Company's unaudited December 31, 2016 FOCUS Report.

TORA TRADING SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.